Value Line Mutual Funds
220 East 42nd Street
New York, NY 10017
212-907-1850

May 20, 2010

Mr.  Dominc Minore
U.S. Securities and Exchange Commission
Washington, DC  20549

Re:	The Value Line Tax Exempt Fund, Inc.
File Nos 2-87913 811-03904

Dear Mr. Minore:

In response to your comments on the recent filing by the registrant noted above, the following changes will be made to the Prospectus and Statement of Additional Information and filed pursuant to Rule 497(c) of the Securities Act of 1933.

1.	Under the caption “What are the Fund’s investment objectives ?” on page 2, the first sentence will be deleted.

2.	The following will be added to the footnote on page 2: “The waiver cannot be terminated without the approval of the Board of Directors.” No amounts waived can be recouped by the Distributor.

3.
The second sentence of the paragraph under “Example” on page 3 will be revised to read as follows:  “The example shows the cumulative amount of Fund expenses on a hypothetical investment of $10,000 with an annual 5% return over the time shown, assuming that the Fund’s total operating expenses remain the same except in year one.”

4.
The first sentence under “What is the principal investment strategy of the Fund?” will be revised to read as follows: “To achieve the Fund’s investment objectives, under normal conditions at least 80% of the Fund’s assets are invested in securities the income of which is exempt from regular federal income taxation and will not subject non-corporate shareholders to the alternative minimum tax.”  The following will be added to this paragraph: “The Fund buys and sells municipal bonds with a view towards seeking a high level of current income exempt from federal income taxes. In selecting municipal bonds for purchase, the Adviser considers the bond’s credit quality and yield potential.”

5.	The following will be added to the end of the first paragraph under “What are the Fund’s principal risks?” on page 4: “and risks associated with credit ratings.”

6.	The following sentence under “How has the Fund performed?” on page 5 will be deleted: “All returns reflect reinvested dividends.”

7.	On page 6, the first paragraph (except for the last sentence) under the average annual total returns table will be deleted.

8.	Under “Who manages the Fund?” on page 6, the last sentence of the second paragraph will be deleted.

9.	The word “all” will be inserted before the word “dividends” in the last line of the paragraph under “Tax information” on page 7.

10.	On page 10, disclosure regarding risks associated with credit agencies will be added.

11.
The following will be added at the end of “Lending Securities” on page B- 3 of the Statement of Additional Information: “The Fund will retain the right to call the loaned securities upon notice and will call loaned voting securities in anticipation of any important or material matter to be voted on by stockholders.”

12.	Under “Repurchase Agreements” on page B-3 in the Statement of Additional Information, the words “without limit” will be added at the end of the first sentence.

13.	In the event the Fund engages in reverse repurchase agreements, it will sticker the Prospectus or Statement of Additional Information, as necessary.

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The registrant understands that it is responsible for the adequacy and accuracy of the disclosure in the filing that is the subject of this letter and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and that the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that these responses adequately address your comments.  Should you have any further questions or comments, please do not hesitate to contact me at 212-907-1850.

Very truly yours,

/s/ Peter D. Lowenstein
Peter D. Lowenstein
Legal Counsel

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